SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

(Commission File No. 001-15276)

____________________________

BANCO ITAÚ HOLDING FINANCEIRA S.A.

(Exact name of registrant as specified in its charter)

ITAÚ BANK FINANCIAL HOLDING S.A.

(Translation of Registrant’s name into English)

____________________________

Praça Alfredo Egydio de Souza Aranha, 100

04344-902 São Paulo, SP, Brazil

(Address of Regristrant’s principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	The Company announces the filing of their Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Itaú Holding Financeira S.A. (Registrant)
Date: July 23, 2007	By:	/s/ Alfredo Egydio Setubal
Name: Alfredo Egydio Setubal
Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho
Name: Silvio Aparecido de Carvalho
Title: Executive Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.